Notice to ASX/LSE Notice of dividend currency exchange rates 2025 final dividend 7 April 2026 On 19 February 2026 Rio Tinto announced a final dividend of 254.00 US cents per share for the full year ended 31 December 2025 to be paid to shareholders of Rio Tinto plc and Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited shareholders who have elected to receive the final dividends in US dollars and the American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 19 February 2026. The currency exchange rates applicable to shareholders who have elected to receive the final dividend in pounds sterling, Australian dollars or New Zealand dollars are set out below. The rates used are the exchange rates applicable on 7 April 2026. Declared 2025 final dividend Conversion rate Equivalent dividend amount 254.00 US cents 1.32450 191.770479 British pence 0.69195 367.078546 Australian cents 0.57055 445.184471 New Zealand cents The final dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 16 April 2026. EXHIBIT 99.3

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com